                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             Amendment Number 36 To
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                       PERSONAL DIAGNOSTICS, INCORPORATED
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)


                                    715334108
                                 (CUSIP Number)

                                 JOHN H. MICHAEL
                    1810 24TH STREET, WASHINGTON, D.C. 20008
                                 (201) 483-0063
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 August 31, 1996
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this Statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


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
CUSIP Number: 715334108

         1) Name of Reporting Persons and S.S. or I.R.S. Identification Nos. of Above Persons:

                  Name:  John H. Michael
                  Social Security Number:  ###-##-####

         2)       Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (a)                                               [ ]

                  (b)                                               [ ]

         3)       SEC Use Only

         4)       Source of Funds (See Instructions):                        PF

         5)       Check if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(d) or 2(e)                             [ ]

         6)       Citizenship or Place of Organization:  U.S. Citizen

         Number of     (7)    Sole Voting Power: 3,340,832*
         Shares Bene-
         ficially           (8)    Shared Voting Power:   - 0 -
         Owned by
         Each               (9)    Sole Dispositive Power: 3,340,832 *
         Reporting
         Person With   (10)  Shared Dispositive Power:   - 0 -

         11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                  3,340,832*

         12)      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)                                [ ]

         13)      Percent of Class Represented by Amount in Row (11):    64.69%

         14)      Type of Reporting Person (See Instructions):              IN


- ----------
         *Includes 300,000 shares of Common Stock issuable upon the exercise of Incentive Stock Options ("ISO") granted under the Company's 1988 Plan.


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
ITEM 1.  SECURITY AND ISSUER

         This Statement relates to the common stock ("Common Stock") and common stock options ("Options") of Personal Diagnostics, Incorporated (the "Issuer").

         This statement is Amendment No. 36 to a Statement of Beneficial Ownership filed by Mr. John H. Michael with respect to the Common Stock and Options of the Issuer. This Amendment No. 36 relates to the purchase of 27,450 shares of the Issuer's Common Stock by Mr. Michael during August 1996 on the open market.

                           Personal Diagnostics, Incorporated
                           3 Entin Road
                           Parsippany, New Jersey  07054

ITEM 2.  IDENTITY AND BACKGROUND

         (a)      Name:  John H. Michael

         (b)      1810 24th Street, N.W.
                  Washington, D.C. 20008
                  (Home Address)

         (c) John H. Michael is the Chairman of the Board of Directors, Chief Executive Officer, President, Secretary and Treasurer of Personal Diagnostics, Incorporated. He also serves on the Board of Directors of Noxso Corporation.

         (d)      No

         (e)      No

         (f)      U.S. Citizen

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The shares of Common Stock were purchased by Mr. Michael with personal funds.

ITEM 4.  PURPOSE OF TRANSACTION

         Mr. Michael's acquisition of the aforementioned securities of the Issuer is for the purpose of investment.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Table below sets forth the aggregate number of shares and percentage of Common Stock beneficially owned by Mr. Michael. The information herein pertaining to the Issuer's issued and outstanding Common Stock is as of August 1996, at which time there were issued and outstanding 4,864,000 shares of the Issuer's Common Stock, 25,000 Common Stock Purchase Warrants and 340,000 Common Stock Purchase Options.


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

                                            Aggregate Amount of                 Percentage
Title of Class                              Beneficial Ownership                of Class
- --------------                              --------------------                ----------

Common Stock                                     3,340,832(1)                     64.69%

- -------------
         (1) Includes 300,000 shares of Common Stock issuable upon the exercise of Incentive Stock Options ("ISO") granted under the Company's 1988 Plan.

- -------------

         (b) The number of shares as to which Mr. Michael has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition is as follows:

                  (i) Sole Voting Power. Mr. Michael has sole voting power with respect to 3,340,832* shares of Common Stock beneficially owned.

                  (ii) Shared Voting Power. Mr. Michael does not hold any common stock with shared voting power.

                  (iii) Sole Dispositive Power. Mr. Michael has sole power to dispose or to direct the disposition with respect to 3,340,832* shares of Common Stock beneficially owned.

                  (iv) Shared Dispositive Power. Mr. Michael does not share power to dispose or to direct the disposition of shares of Common Stock.

- -------------
         * Includes 300,000 shares of Common Stock issuable upon the exercise of Incentive Stock Options ("ISO") granted under the Company's 1988 Plan.

- -------------

         (c) Mr. Michael made the following purchases of shares of Common Stock since the filing of Amendment Number 35 to Schedule 13D on August 7, 1996:

Transaction               Number           Transaction                  Price per
Date                      of Shares        Type                         Share
- -----------               ---------        -----------                  ---------
August 7, 1996            14,000           Open-market Purchase          $ 0.87

August 12, 1996            3,450           Open-market Purchase          $ 0.96

August 28, 1996           10,000           Open-market Purchase          $ 1.00


         (d)      Not applicable.

         (e)      Not applicable.


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
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         With the exception of the 1991 Purchase Agreement and the 1986 Purchase Agreement, Mr. Michael is not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                  Not Applicable

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.



Dated: September 6, 1996                             /s/ John H. Michael
                                                 ---------------------------
                                                  John H. Michael


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